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                                                                     EXHIBIT 3.5



                      [AURORA GOLD CORPORATION LETTERHEAD]


August 24, 1998

Mr. Jorge Mario Rios Munoz,
7 Calle "A" 8-81, #4 Zona 8,
Mixco, San Cristobal,
Guatemala, Guatemala,
Central America.


Dear Jorge Mario,

AURORA GOLD CORPORATION - CONTRACT GEOLOGICAL APPOINTMENT -
TERMS AND CONDITIONS

We are pleased to confirm the Terms and Conditions relating to provision of contract geological services ("Services") to be provided by you to Aurora Gold Corporation ("Aurora") and its affiliates.

1.   SERVICES

    The Services will include the direction and control of field geological programs for Aurora and its affiliates. More specifically to:

    (i) ensure that there is independent geological advice, and opinion, provided to Aurora for work programs on exploration properties involving commercial transactions with Minera Motagua S.A. and thus avoid any conflicts of interest arising from the continued involvement of that company's principals, Roberto Destarac Porres et al, in the evaluation of said exploration properties;

    (ii) add necessary expertise and provide technical advice to Aurora's geological team by virtue of your background in exploration particularly with Guatemala and other Central American countries; and

    (iii) expedite the initial work programs on properties for which applications for exploration concessions are pending, and for those exploration concessions already granted which have payments falling due on December 31, 1998.

2.   LOCATION

    The services will be provided in Guatemala, specifically in the technical assessment of Reconnaissance Concessions and Exploration Concessions, either currently held, or for which applications are pending. By mutual agreement, provision of Services may be extended to assessment of other areas in Guatemala, or other Central American countries.



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MR. JORGE MARIO RIOS MUNOZ            -2-                        AUGUST 24, 1998



3.   REPORTING

    In the main, you will report to J.A.A. James on the progress of the field programs and other matters relating to Aurora's interests. It will also be necessary for you to report to Mr. David E. Jenkins, President of Aurora, from time to time, and liaise with Mr. Oscar Eugenio Rivera Nuila, Aurora's attorney in Guatemala.

4.   REMUNERATION

    (i) Remuneration for the Services will be at the rate of two hundred and twenty dollars (currency of the United States of America) per day. Expenses incurred by you while carrying out Aurora's business will be reimbursed.

    (ii) An invoice should be submitted to J.A.A. James at the end of each month. Each invoice should show details of time engaged on Aurora's work and expenses, with receipts, relating thereto.

    (iii) Payment will be made by wire transfer to the bank account, details of which are to be nominated by you.

    (iv) Additional remuneration for Services shall be in the form of options in Aurora and Mr. David Jenkins will discuss the arrangement with you directly.

    (v) The Services may be terminated by either party giving to the other not less than one month's notice in writing.

5.  CONFIDENTIALITY

    A Confidentiality Agreement is appended to these Terms and Conditions and we ask that you sign both copies, retaining one for your records and returning the other to the undersigned.

If you have any questions relating to the foregoing Terms and Conditions, please do not hesitate to contact the undersigned. We look forward to a working arrangement which is satisfying to you, and which advances Aurora's corporate objectives.



Yours sincerely,

"John A.A. James"

J.A.A. James
Vice President and Director, Aurora Gold Corporation




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